

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 27, 2022

Jonathan Baliff
Chief Financial Officer
Redwire Corporation
8226 Philips Highway, Suite 101
Jacksonville, Florida 32256

> **Re: Redwire Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2021**
> **Filed April 11, 2022**
> **File No. 001-39733**

Dear Mr. Baliff:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing